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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67758

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/19 (MM/DD/YY) AND ENDING 03/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FAP USA, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Grace Building 34th Floor, 1114 Avenue of the Americas
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Caroline Mary Weir — 646 582 5894
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state, last, first, middle name*)

15 Canada Square	London		E14 5GL
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Derek Buckley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAP USA, L.P., as of March 31, 2020, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss), or Operations.
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Caroline Mary Weir, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAP USA, L.P., as of March 31, 2020, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Caroline Weir

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss), or Operations.
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

Table of Contents

Report of Independent Registered Public Accounting Firm

To the Partners
FAP USA, L.P.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FAP USA,L.P. (the Partnership) as of March 31, 2020 and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of March 31, 2020, in conformity with U.S. generally accepted accounting principles.

Going concern

The accompanying financial statements have been prepared assuming that the Partnership will continue as a going concern. As discussed in Note 2(a) to the financial statements, the Partnership has suffered losses from operations, a client dispute and the ultimate parent of the Partnership is reliant upon working capital loans which are due to mature within 5 months of the report date that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters, including the financing of the loans, are also described in Note 2(a). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Partnership's auditor since 2008.

London, United Kingdom

July 1, 2020

FAP USA, L.P.

Statement of Financial Condition

As at March 31, 2020

Assets	**Note**	US$'000
Cash and cash equivalents		1,629
Accounts receivable - Trade receivables	**3**	2
Accrued income	**4**	3,825
Prepaid fees and other assets		182
Related party receivables		736
Security deposit		437
Operating lease right-of-use assets	**8**	242
Property and equipment, net	**8**	277
Total Assets		**7,330**
Liabilities and Partners' Equity:		
Accounts payable – Trade payables		111
Accrued bonus expense		571
Accrued expenses – other		469
Operating lease Liabilities		253
Total liabilities		**1,404**
Partners' equity	**7**	5,926
Total Liabilities and Partners' Equity		**7,330**

See accompanying notes to these financial statements.

FAP USA, L.P.

Notes to the Statement of Financial Condition

For the period ended March 31, 2020

1) Nature of Operations

FAP USA, L.P. (the "Partnership") is a Delaware Limited Partnership. The Partnership was incorporated in the State of Delaware on February 14, 2007 and commenced operations on October 2, 2007.

FAP GEN PAR, L.L.C, a Delaware Limited Liability Company has been the General Partner of the Partnership since its inception. As at March, 31 2020 the Limited Partner of the Partnership was FAP USA, L.L.C, a Delaware Limited Liability Company. First Avenue Partners LLP (the "LLP"), a Limited Liability Partnership formed under the laws of England and Wales, is the ultimate parent entity of the Partnership.

The Partnership is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of both the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Partnership acts as a third party marketer of securities and investments and raises capital for hedge funds, private equity funds, infrastructure funds, credit funds, direct investments and real estate sectors. The Partnership does not conduct any business in publicly listed securities, offer or hold customer accounts, nor does it hold or receive client / investor funds or securities. The Partnership is not a party to agreements between investors and private fund clients, is not a market-maker in any security, not does it trade for its own account or for the account of any client / investor, in any security.

2) Summary of Significant Accounting Policies

(a) Basis of Preparation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Functional Currency

Items included in the Partnership's financial statements are measured in USD which is the functional currency of the Partnership.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities, including accrued bonus awards, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

2) Summary of Significant Accounting Policies (continued)

(a) Basis of Preparation (continued)

Revenue Recognition

Revenue from capital placement contracts is recognized at the time that placement fees become due under the relevant mandate contract, which is typically when investors subscribe for interests in the clients' investment funds, or for interests in the operating vehicle in the case of direct private equity investments. Payment terms for the fees are also provided for in the relevant capital placement contract, and may provide for payment on or close to subscription, or deferred over a period of time, which may be up to 3 years. An up-front Retainer fee is often earned on capital placement mandates and is recognized in line with the relevant contract. Typically an initial retainer fee may be earned at the time the contract is executed, followed by regular installment payments for an agreed period of time. Retainer fees are offset against the placement fee if such placement fee becomes due. Advisory fees are recognized in line with the relevant advisory agreement, normally on completion of the advisory assignment. Revenue in the period relates to capital placement contracts.

Going Concern

Under US GAAP, FAP GEN PAR, L.L.C., as General Partner, is required to evaluate whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Partnership's ability to continue as a going concern for at least 12 months after the date that the financial statements are issued. In considering the ability of the Partnership to continue as a going concern management has considered:

- Current position relating to client dispute (see note 9 of these financial statements);
- Financial performance of the Partnership and consideration of any incremental impact as a result of the COVID-19 pandemic and the economic effect; and
- Ability of the LLP to support the Partnership through refinancing existing debt arrangements.

The Partnership has made a net loss from operations of $195,354 in the year to March 31, 2020 (period ended March 31, 2019: a profit of $99,780). As at 31 March 2020 the Partnership held cash of $1,628,577, an excess of $389,117 above regulatory capital requirements.

As detailed in note 7 of these financial statements, the activities and operations of the Partnership are closely linked to the LLP and other group entities. The Partnership is heavily reliant upon the LLP for revenue generation and cash inflows from revenue. The LLP has therefore provided the Partnership with a Letter of Support confirming its commitment to the Partnership for a period of 12 months after the date of the approval of these financial statements.

2) Summary of Significant Accounting Policies (continued)

(a) Basis of Preparation (continued)

Going concern (continued)

Based on current projections the LLP and the Partnership are projected to generate sufficient revenue and cashflows for at least the next 12 months to allow the LLP to continue to provide financial support to the Partnership. This will allow the Partnership to maintain sufficient liquidity to meet regulatory capital requirements and to pay its creditors as and when they fall due.

The nature of the placement business means that revenue is cyclical and is not generated evenly throughout the year. This, together with current economic uncertainty caused by the COVID-19 virus, has prompted Management to consider cash flows under both base case and stressed case scenarios. In the stressed case scenario, which saw cash inflows from revenue reduced by 31%, the LLP and Partnership are still projected to have sufficient liquidity to meet regulatory capital requirements.

The LLP, and consequently the Partnership, is reliant upon working capital loans which are due to mature in within the next 5 months – these are, however, in the process of being refinanced. The LLP has a short term loan of £0.75m which is due to mature in August 2020 and term loan of £6m that is due to mature in November 2020. The loan of £6m was originally due to mature on 31 May but was recently extended for a further six months to 22 November 2020. Due to the general uncertainty arising as a result of COVID-19 and the current economic conditions and financial condition of the Partnership, the refinancing of the loan may be more challenging than normal. The Members of the LLP are optimistic in refinancing the debt however the potential risk of the impact of COVID-19 on revenue and a risk that debt may not be refinanced raises substantial doubt over the going concern basis of preparation of the Partnership. The LLP is in advanced discussions with a new lender to refinance the existing loans. At the date of approval of these financial statements the loan agreement has not been signed. The LLP is also in discussions with a third party advisor to assist the LLP in securing an alternate facility should this become necessary.

On the basis of the assessment of the Partnership's financial position and notwithstanding the substantial doubt noted above, the General Partner has a reasonable expectation that the Partnership will continue as a going concern for the foreseeable future. Consequently, these financial statements are prepared on a going concern basis.

2) Summary of Significant Accounting Policies (continued)

(b) Cash and Cash Equivalents

Cash and cash equivalents may include money market funds, deposits with banks, commercial paper of companies with strong credit ratings in diversified industries and other highly liquid debt instruments with a maturity of three months or less at the date of purchase. At March 31, 2020, cash and cash equivalents represented cash held on deposit with instant access.

(c) Income Taxes

FAP USA, L.P. is treated as a Partnership for Federal and State income tax purposes. All Federal and State items of taxable income, deductions, gains, or losses from the Partnership are passed through to the respective partners and reported in the partners' income tax returns. Accordingly, the Partnership does not provide for Federal and State income taxes. ASC Topic 740-10, Income Taxes (ASC 740-10) requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more likely than not" of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the more-likely-than-not threshold should not be recognized in the year of determination. Management has reviewed the Partnership's tax positions for all open years and concluded that the Partnership has no material uncertain tax positions at March 31, 2020. Further, as of March 31, 2020, the Partnership has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions they have taken or expect to take in future tax returns. The Partnership has not recorded any penalties and/or interest related to uncertain tax positions

The Partnership may be subject to withholding taxes on its non-US parties' allocable share of income that is effectively connected with the Partnership's US business. The Partnership is subject to the New York City Unincorporated Business Tax (UBT). The liability associated with the UBT is principally the result of the operations of the Partnership.

UBT was calculated using currently enacted tax laws and rates, and recorded as an expense in the books of the Partnership, in accordance with the provisions of Statement of the Financial Accounting Standards Board Accounting Statements Codification ("FASB ASC") 740. Should they arise, the Partnership records penalties and interest on UBT within other expenses in the Statement of Operations. Generally, the Partnership is subject to income tax examinations for years after 2018.

2) Summary of Significant Accounting Policies (continued)

(d) Depreciation and Amortization

Depreciation is provided on all tangible fixed assets on a straight-line basis, writing off the cost of an asset less its estimated residual value, evenly over its expected useful economic life, as follows:

Computers & Equipment – 3 years

Furniture & Fittings – 5 years

Amortization of leasehold improvements is recorded on a straight-line basis over the lesser of the expected useful economic life or the term of the lease; where the lease is terminated early the remaining balance is written off to the Statement of Income.

Right of use assets are depreciated in line with the operating lease liability; using the present value of future lease commitments and the relevant discounting factor.

(e) Bonus awards

The Partnership may grant guaranteed bonus awards to employees. In addition, the Partnership operates a discretionary bonus plan. Employees are eligible for a discretionary bonus award based on their contribution to the business and the financial results of the Partnership. For the year ended March 31, 2020, an expense of $(458,000) was recognized in the Statement of Operations in respect of bonus awards due to the release of deferred compensation for members of staff who left the Partnership during the year. As at March 31, 2020 a liability of $571,084 re deferred bonus amounts was shown within the Statement of Financial Condition, and related to awards that were payable to employees in respect of prior periods.

(f) Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

2) Summary of Significant Accounting Policies (continued)

(g) Recent Accounting Pronouncements

Effective April 1, 2019, the Partnership adopted Accounting Standards Codification (ASC) 842, Leases. The new guidance increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition. The recognition of these lease assets and lease liabilities represents a change from previous GAAP requirements, which did not require lease assets and lease liabilities to be recognized for most leases. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee, have not significantly changed from previous US GAAP requirements. Under the effective date transition method selected by the Partnership, leases existing at, or entered into after April 1, 2019 were required to be recognized and measured. Further information relating to the impact of the adoption of this standard can be found in note 10 (Leases).

On May 28, 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (the "ASU"), which requires a entity to recognize revenue when the entity transfers control of promised goods and services to the customer in an amount that reflects the consideration an entity expects to receive in exchange for those goods or services. . On April 1, 2019, the Partnership adopted AUS No. 2014-09, Revenue from Contracts with Customers (Topic 606).

3) Accounts Receivable – Trade Receivable

The Partnership did not consider it necessary to make any provision for bad and doubtful debts against Trade Receivables during the year.

4) Accrued Income

In accordance with the relevant client agreements, accrued income is paid in a varying number of instalments that may be receivable over a period of more than one year.

In determining an allowance for credit losses, management have considered the clients' history of payment, the performance of the clients' investment funds and existing economic conditions. Management determined that it was not necessary to make an allowance for credit losses during the period.

This class of financing receivable presents low credit risk. The risk of non-payment is deemed low as income is typically accrued when investors subscribe for interests in the clients' investment funds or operating vehicles. Typically the Partnership seeks to contract with regulated investment advisors.

5) Net Capital and Reserve Requirement

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

Net capital and aggregate indebtedness changes from day to day, but as of March 31, 2020 the Partnership had net capital of $466,583 and a ratio of aggregate indebtedness of net capital of 2.5:1, which represented an excess of $389,117 over the minimum net capital requirement of $77,466, see Schedule I. The Partnership did not breach the minimum requirements during the year.

6) Related Party Transactions

In accordance with an Expense Sharing Agreement, effective December 1, 2016, between the Partnership and First Avenue Partners LLP, the Partnership shall reimburse First Avenue Partners LLP on a monthly basis for a proportional share of certain administrative and overhead costs. In the year to March 31, 2020 the Partnership was charged $215,639.43 by First Avenue Partners LLP in accordance with the terms of the Expense Sharing Agreement.

First Avenue Partners LLP has adopted a transfer pricing policy which details the basis by which global revenue is to be shared among First Avenue Partners LLP and other members of the group (including the Partnership) where revenues are earned collaboratively. The transfer pricing policy has not changed in the year. Revenue is received by either the Partnership or First Avenue Partners LLP, resulting in a receivable between the two parties. The revenue transactions for the year are shown below

6) Related Party Transactions (continued)

	US$'000
Related party transactions relating to revenue in the Statement of Operations	
Global revenue originated by the Partnership	566
Share of global revenue allocated from the Partnership to First Avenue Partners LLP	-
Subtotal	566
Share of revenue allocated from First Avenue Partners LLP to the Partnership	5,057
Revenue of the Partnership for the year.	**5,623**

Under the terms of a General Netting Agreement, effective December 1, 2016 amounts owed between the Partnership and First Avenue Partners LLP are offset and settled on a net basis.

As at March 31, 2020 First Avenue Partners LLP owed the Partnership $736,652. This has been included within "Related party receivables" within the Statement of Financial Condition.

7) Partners' Equity

During the year from 1 April 2019 to 31 March 2020, no additional capital contributions were received and no distributions were made. The details of the movements in the year are shown below.

	Contributions US$'000		Distributions US$'000		Earnings US$'000		Total US$'000	
	LP	GP	LP	GP	LP	GP	LP	GP
March 31, 2019	9,213	10	(6,476)	-	3,320	54	6,057	64
Movement in year	-	-	-	-	(195)	-	(195)	-
March 31, 2020	**9,213**	**10**	**(6,476)**	**-**	**3,125**	**54**	**5,862**	**64**

8) Property and Equipment, net

Property and Equipment consisted of the following:

	Computer Equipment	Furniture & Fixtures	Leasehold Improvements	Right of Use Lease Asset	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
Cost					
At April 1, 2019	160	67	61	-	288
Implementation of ASC842	-	-	-	961	961
Additions	2	112	134	-	248
Total Cost	162	179	195	961	1,497
Accumulated depreciation and amortization					
At April 1, 2019	149	60	26	-	235
Charge for the year	7	5	12	719	743
Total Accumulated depreciation and amortization	156	65	38	719	978
Net Book Value at March 31, 2020	6	114	157	242	519

The brought forward balance for the cost of the Right of Use Asset has been amended by $960,526 on the adoption of ASC 842, Leases. Further detail is provided in note 10 below.

9) Commitments and Contingencies

(a) Letter of Credit

The Partnership obtained a letter of credit in support of a deposit amounting to $117,079 for the Partnership's leased office space in New York. The letter of credit can be drawn by the lessor in the event that the Partnership defaults in making monthly rent payments. The letter of credit is secured by a money market deposit account, which is reflected as a Security Deposit in the Partnership's Statement of Financial Condition. As the lease to the related office space expired on 31 May 2020, the Partnership expects the deposit of $117,079 to be returned to it in July 2020.

(b) Client Dispute

The Partnership and its parent entity, First Avenue Partners LLP (together known as 'First Avenue') are parties to a contract with a fund manager. In March 2019, First Avenue received a notice from such fund manager disputing the fees due under the terms of the contract. First Avenue is confident in the merits of its claim and is pursuing full recovery of its entitlements. A provision of $412,369 has been made in these financial statements in the event that First Avenue does not receive full settlement of the balances owed. As at March 31, 2020, the amount receivable by the Partnership from the client was $3.0m and is included within Accrued Income and Related Party Receivables in the Statement of Financial Condition.

10) Leases

Effective April 1, 2019, the Partnership adopted Accounting Standards Codification (ASC) 842, Leases. Under the effective date transition method selected by the Partnership, leases existing at, or entered into after April 1, 2019 were required to be recognized and measured.

At 1 April 2019, the Partnership held two leases: One for a property in New York which expired on 31 May 2020; and the other for a property in Dallas which is due to expire in April 2022. The adoption of ASC 842 therefore resulted in the recording of total operating lease right-of-use assets and operating lease liabilities of $960,526 at April 1, 2019, using a 12% discount factor which is the Partnership's cost of borrowing. At the end of the period, the value of the right of use assets amounted to 242,277 and the value of the operating lease liability amounted to 253,228.

10) Leases (continued)

During the period, a new lease was signed for a New York property, and the Partnership is due to take possession of the property in June or July 2020. The lease is for a ten year period. The right of use asset will be recognized when the Partnership takes possession of the property. The undiscounted maturity of the future lease payments under the current lease agreements as of March 31, 2020 are as follows:

	New York 1	New York 2	Dallas	Total
	US$'000	US$'000	US$'000	US$'000
Financial year 2021	117,079	258,608	74,044	449,731
Financial year 2022	-	620,658	76,270	696,928
Financial year 2023	-	620,658	6,371	627,029
Financial years 2024 & 2025	-	620,658	-	620,658
Financial year 2026		638,493	-	638,493
Financial years 2027, 2028, 2029 & 2030	-	663,462	-	663,462
Financial year 2031	-	497,597		497,597
Total	117,079	6,531,177	156,685	6,804,941

11) Subsequent Events

The Partnership has evaluated subsequent events through to July 1, 2020 the date at which the financial statements were available to be issued, and determined there are no additional items to disclose.